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                                                                                             EXHIBIT (12)(a)

                                                 PACIFICORP
                                     STATEMENTS OF COMPUTATION OF RATIO
                                        OF EARNINGS TO FIXED CHARGES

                                                                                                 Six Months
                                                                                                   Ended
                                             1994       1995      1996       1997      1998    June 30, 1999
                                             ____       ____      ____       ____      ____    _____________
                                                          (In Millions of Dollars)

Fixed Charges, as defined:*

  Interest expense...................    $  302.0   $  336.4  $  415.0   $  438.1  $  371.7        $174.9
  Estimated interest portion of
    rentals charged to expense.......         5.6        4.5       4.1        6.6       5.7           4.5
  Preferred dividends of
    wholly owned subsidiary..........           -          -      15.3       32.9      42.9          23.4
                                         -----------------------------------------------------------------

      Total fixed charges............    $  307.6   $  340.9  $  434.4   $  477.6  $  420.3        $202.8
                                         =================================================================

Earnings, as defined:*

  Income from continuing operations..    $  397.5   $  402.4  $  430.3   $  232.8  $  169.7        $239.1
  Add (deduct):
    Provision for income taxes.......       209.0      192.1     236.5      111.8      59.1          92.8
    Minority interest................         1.3        1.4       1.8        1.9      (0.7)            -
    Undistributed income of less than
      50% owned affiliates...........       (14.7)     (15.0)    (18.2)     (11.1)     10.3           5.7
    Fixed charges as above...........       307.6      340.9     434.4      477.6     420.3         202.8
                                         -----------------------------------------------------------------

      Total earnings.................    $  900.7   $  921.8  $1,084.8   $  813.0  $  658.7        $540.4
                                         =================================================================

Ratio of Earnings to Fixed Charges...        2.9x       2.7x      2.5x       1.7x      1.6x          2.7x
                                         =================================================================

* "Fixed charges" represent consolidated interest charges, an estimated amount representing the interest factor in rents and preferred dividend requirements of majority-owned subsidiaries.  "Earnings" represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges,
  (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.

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